UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated April 06, 2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

Sibanye-Stillwater refinances and upsizes its USD Revolving Credit Facility

Johannesburg, 6 April 2018. Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to announce that it has refinanced its United States dollar (USD) Revolving Credit Facility (RCF) on improved terms. The new facility has been increased from US$350 million to US$600 million thereby providing enhanced liquidity for the enlarged Group. The new US$600 million RCF replaces the US$350 million RCF that was due to mature on 23 August 2018.

"We are delighted with the continued support from our banking group with the improved terms, increased facility size and maturity extension of our USD RCF. The facility size has been increased to accommodate the growth that has taken place in the Group and whilst not materially utilized, it enhances the Group's liquidity", Sibanye-Stillwater CEO Neal Froneman commented.

The key terms of the Facility Agreement with a syndicate of international banks, led by Bank of America Merrill Lynch International Limited and HSBC Bank Plc, are:
- Principal amount of US$600 million, representing a US$250 million increase from the previous US$350 million facility
- An option for Sibanye-Stillwater to increase the facility size by a further US$150 million to US$750 million, through the inclusion of additional lenders
- The new facility maturity is three years, with lenders having the option to extend the facility tenor through two further one year extensions on request from Sibanye-Stillwater
- Interest is on a sliding scale between Libor plus 1.85% and Libor plus 2.00% dependent on gearing ratios
- Borrowers and guarantors are similar to those under the existing RCF, being the Company (Sibanye Gold Limited), Stillwater Mining Company Limited, Sibanye Rustenburg Platinum Mines (Pty) Ltd and Kroondal Operations (Pty) Ltd, with Rand Uranium (Pty) Ltd now excluded from the guarantor group

Notice is hereby given that, in terms of the provisions of Section 45(5) of the Companies Act 71 of 2008 (the "Companies Act"), and pursuant to the special resolution passed at the general meeting of the Company held on 23 May 2017 (the "General Meeting"), the board of directors of the Company (the "Board") has adopted a resolution to guarantee the indebtedness of other members of the Group under the new Facility Agreement, which guarantee constitutes the giving of direct and/or indirect financial assistance to related- and inter-related companies and corporations of the Company in terms of the provisions of Section 45(2) of the Companies Act.

Having considered all reasonable financial circumstances of the Company in terms of and pursuant to the provisions of Section 45 as read with Section 4 of the Companies Act, the Board satisfied itself that:
- immediately after providing the financial assistance referred to above, the Company would satisfy the solvency and liquidity test contemplated in Section 4 of the Companies Act

- all relevant conditions and restrictions relating to the granting of such financial assistance by the Company contained in the Company's memorandum of incorporation are satisfied
- the terms and conditions on which such financial assistance is to be given are fair and reasonable to the Company

Investor relations contact:
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.

FORWARD LOOKING STATEMENTS
This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: April 06, 2018

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer